May 3, 2007
BY FAX: (202) 772-9205
AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Larry Spirgel Assistant Director

Re:	Lamar Advertising Company Form 10-K for the year ended December 31, 2006 Filed March 1, 2007 File No. 0-30242
Dear Mr. Spirgel
     On behalf of Lamar Advertising Company (“Lamar” or the “Company”) we submit this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated April 25, 2007, relating to the Form 10-K of the Company for the year ended December 31, 2006 (the “Form 10-K”). Set forth below is the Staff’s comment followed by the Company’s response. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.
Form 10-K — December 31, 2006
Comment:
     We appreciate the analysis of the misstatement in historical depreciation of logo signs provided in your response. However, we note that you only included periods since 2002 in your analysis and that your disclosure on page 52 of the Form 10-K states that the misstatement impacted 1996 through 2005. Please carry out your analysis to include all periods impacted by the misstatement.

Mr. Larry Spirgel
May 3, 2007

Response:
     As noted in the Company’s initial response to the Commission dated April 23, 2007, the Company determined that a cumulative effect adjustment under SAB 108 was appropriate due to the fact that the adjustment was immaterial in prior periods under the Company’ s previous and properly applied methodology and after considering other appropriate qualitative factors. Although the Company made this determination, as noted in the Form 10-K, based on an assessment of the periods from 1996 to 2005, the Company limited its initial quantitative response to the periods covered by the Form 10-K in the same way that quantitative footnote disclosure regarding this adjustment would have been presented if contained in that filing.
     The Company did, however, consider the same quantitative factors regarding the adjustment with respect to all periods from 1996 to 2005. The effect of the misstatement was clearly immaterial in a quantitative analysis for these periods. The cumulative adjustment was recorded net of the tax effect used in the period that the correction of the error was made. The analysis below reflects the adjustment net of tax using the effective tax rate in each period. The cumulative adjustment, therefore, is immaterially different than the aggregate of each of these individual periods.
     The following tables set forth the effect of the adjustment in each of the fiscal years ended December 31, 2001, 2000, 1999, 1998 and 1997 and the two months ended December 31, 1996 and the twelve months ended October 31, 1996 (dollars in thousands, except per share data).

	Year Ended December 31,
	2001	2001	Increase
	as reported	Adjusted	(decrease)	% change
Depreciation and Amortization	$355,529	$356,127	598	0.2%
Operating income	(28,087)	(28,685)	(598)	-2.1%
Net income applicable to common shareholders	(108,999)	(109,420)	(421)	-0.4%
Earnings per share-diluted	(1.106)	(1.110)	(0.004)	-0.4%

	Year Ended December 31,
	2000	2000	Increase
	as reported	adjusted	(decrease)	% change
Depreciation and Amortization	$318,096	$318,550	454	0.1%
Operating Income	14,672	14,218	(454)	-3.1%
Net income applicable to common shareholders	(94,470)	(94,797)	(327)	-0.3%
Earnings per share-diluted	(1.036)	(1.040)	(0.004)	-0.4%

Mr. Larry Spirgel
May 3, 2007

	Year Ended December 31,
	1999	1999	Increase
	as reported	adjusted	(decrease)	% change
Depreciation and Amortization	$177,138	$177,292	154	0.1%
Operating Income	35,016	34,862	(154)	-0.4%
Net income applicable to common shareholders	(44,900)	(45,026)	(126)	-0.3%
Earnings per share-diluted	(0.650)	(0.651)	(0.001)	-0.2%

	Year Ended December 31,
	1998	1998	Increase
	as reported	adjusted	(decrease)	% change
Depreciation and Amortization	$88,791	$88,917	126	0.1%
Operating Income	47,165	47,039	(126)	-0.3%
Net income applicable to common shareholders	(12,255)	(12,379)	(124)	-1.0%
Earnings per share-diluted	(0.239)	(0.241)	(0.002)	-0.8%

	Year Ended December 31,
	1997	1997	Increase
	as reported	adjusted	(decrease)	% change
Depreciation and Amortization	$48,317	$48,432	115	0.2%
Operating Income	44,002	43,887	(115)	-0.3%
Net income applicable to common shareholders	2,476	2,432	(44)	-1.8%
Earnings per share-diluted	0.052	0.051	(0.001)	-1.9%

	Two Months Ended December 31,
	1996	1996	Increase
	as reported	adjusted	(decrease)	% change
Depreciation and Amortization	$3,928	$3,941	13	0.3%
Operating Income	6,325	6,312	(13)	-0.2%
Net income applicable to common shareholders	(8,115)	(8,122)	(7)	-0.1%
Earnings per share-diluted	(0.178)	(0.178)	—	0.0%

	Twelve Months Ended October 31,
	1996	1996	Increase
	as reported	adjusted	(decrease)	% change
Depreciation and Amortization	$16,712	$16,787	75	0.4%
Operating Income	33,240	33,165	(75)	-0.2%
Net income applicable to common shareholders	10,484	10,439	(45)	-0.4%
Earnings per share-diluted	0.254	0.253	(0.001)	-0.4%
     The qualitative factors used in assessing the materiality of the adjustment with reference to these earlier periods were the same factors noted in the Company’s initial response.
     In consideration of these qualitative and quantitative factors, the Company concluded that the adjustment was immaterial and therefore a cumulative effect adjustment was appropriate.
* * *

Mr. Larry Spirgel
May 3, 2007

     In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you require any additional information concerning the Form 10-K, please call me at (617) 239-0314.
     Thank you for your attention to this matter.
Very truly yours,
/s/ Stacie S. Aarestad
Stacie S. Aarestad

cc:	Kevin P. Reilly, Jr.
Keith Istre
Claire DeLabar
Terry French